UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F/A

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Direxion Insurance Trust

3.	Securities and Exchange Commission File No.: 811-09761

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application            ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1301 Avenue of the Americas, 28th Floor

New York, NY 10019

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Angela Brickl

1301 Avenue of the Americas, 28th Floor

New York, NY 10019

(646) 572-3463

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Rafferty Asset Management, LLC

1301 Avenue of the Americas, 28th Floor

New York, NY 10019

(646) 572-3390

(records relating to its functions as investment adviser)

U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

(800) 617-0004

(records relating to its functions as administrator, transfer agent, dividend paying agent and shareholder servicing agent)

U.S. Bank, N.A.

1555 RiverCenter

Milwaukee, WI 53202

(800) 872-2657

(records relating to its functions as custodian)

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end            ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Rafferty Asset Management, LLC

1301 Avenue of the Americas, 28th Floor

New York, NY 10019

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Rafferty Capital Markets, LLC

1010 Franklin Avenue

Garden City, NY 11530

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes             ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes             ☐  No

If Yes, state the date on which the board vote took place: August 18, 2022

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes             ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Article XII, Section 4(b) of the Trust’s Declaration of Trust permits the Trust’s Board of Trustees (the “Trustees”) to “sell or convert into money all or substantially all of the assets of the Trust . . .” without obtaining a majority vote of the shareholders if a majority of the Trustees make a determination that the continuation of the Trust is not in the best interest of the Trust. Article XII, Section 4(c) provides that the Trust terminates upon the completion of the distribution of the Trust’s remaining assets. The Trustees considered that there were no shareholders of any series of the Trust as all series ceased operations on or before October 30, 2015 and that there were no remaining assets or liabilities of the Trust.

Accordingly, at its August 18, 2022 meeting, the majority of the Trust’s Board of Trustees determined that the continuation of the Trust was not in the best interest of the Trust and the Trust terminated.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes             ☒  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The last operational series of the Trust, the Direxion Dynamic VP HY Bond Fund, Direxion VP Indexed Commodity Strategy Fund and the Direxion VP Indexed Managed Futures Strategy Fund (the “Funds”), were liquidated on October 30, 2015 (the “Liquidation Date”). On the Liquidation Date, the Funds’ shareholders received the net assets after payment of all liabilities in accordance with Article XII, Section 4(b) of the Trust’s Declaration of Trust. The Direxion Zacks VP MLP High Income Fund was nonoperational and the Trust did not update its registration statement.

Accordingly, there were no shareholders of any series of the Trust and no assets to distribute in connection with the Trust’s Liquidation.

(b)	Were the distributions made on the basis of net assets?

☐ Yes            ☒ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes            ☒ No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: As explained above in response to Item 16(a), there were no distributions associated with the termination of the Trust as all existing series were closed on or before October 30, 2015 and therefore there were no assets in the Trust.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes            ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes            ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes            ☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes            ☒  No If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $2,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $2,000

(b)	How were those expenses allocated? The expenses were allocated solely to Rafferty Asset Management, LLC

(c)	Who paid those expenses? Rafferty Asset Management paid for all direct expenses related to the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)? Direxion Insurance Trust did not have any unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes             ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Direxion Insurance Trust, (ii) she is the Secretary of Direxion Insurance Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of her knowledge, information, and belief.

(Signature)

/s/ Angela Brickl
Angela Brickl
Secretary